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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68071

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CAPITAL DYNAMICS BROKER DEALER LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 Madison Avenue

(No. and Street)

New York   **NY**   **10022**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero   212-668-8700   mromero@acisecure.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP

(Name – if individual, state last, first, and middle name)

135 West 50th Street New York   NY   10020

(Address)   (City)   (State)   (Zip Code)

10/08/2003   **339**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlo Esannason_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAPITAL DYNAMICS BROKER DEALER LLC_____, as of 12/31_____, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

PETER J. CHO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CH6308766
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES JULY 28, 2026

Title: _CHIEF COMPLIANCE OFFICER_

Notary Public

3-21- 2024

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CAPITAL DYNAMICS BROKER DEALER LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2023

CAPITAL DYNAMICS BROKER DEALER LLC

CONTENTS

CAPITAL DYNAMICS BROKER DEALER LLC

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of
Capital Dynamics Broker Dealer LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Capital Dynamics Broker Dealer LLC, (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2015.

New York, NY
March 21, 2024

CAPITAL DYNAMICS BROKER DEALER LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	111,700
Receivable from Affiliate		42,142
Prepayments		41,882
	$	195,724

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	31,010
Total liabilities		31,010
Member's equity		164,714
	$	195,724

CAPITAL DYNAMICS BROKER DEALER LLC

NOTES TO THE FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Capital Dynamics Broker Dealer LLC (the "Company") is a wholly-owned subsidiary of Capital Dynamics US, Inc. ("Parent"), effective March 31, 2018. Prior to this date, the Company was a wholly-owned subsidiary of Capital Dynamics, Inc. ("CDI" or "Affiliate") which is now a wholly-owned subsidiary of Parent. The Company is engaged in serving as placement agent to private investment companies (solely those private investment companies sponsored by one or more of its affiliates). The Company does not maintain customer accounts, engage in proprietary trading, or serve as underwriter in public offerings. The Company commenced operations in August 2009.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Preparation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Credit Risk

The Company maintains its cash in a single bank account at a federally insured banking institution.

Revenue Recognition

The Company earns revenue in accordance with the Private Placement Agent Agreement held with CDI, a related party under common ownership. Success fees are earned based on a percentage of (i) the amount invested on closing in the funds managed by CDI, (ii) the management fee received in respect to a subscription or (iii) the contractual value of a binding contract, provided that such fees amount to at least 105% of the related sales commissions expenses suffered and recharged by the Parent, pursuant to the Private Placement Agent Engagement with CDI. The success fee revenue is earned based on the contractual value of a binding contract, whereby the initial subscription will give rise to a success fee. The Company believes that the performance obligation is satisfied on the date of closing when the capital contribution is called for by CDI because that is when the underlying investment has been placed with the customer. The success fee revenue recognized is constrained to the amount that is not subject to reversal, since the success fee may be reduced by any customer who do not contribute capital in accordance with the requirements of the private investment companies sponsored by the Company's affiliates. In addition to success fees, the Company receives a monthly retainer fee as compensation for reasonable efforts to arrange for private placements for private investment companies sponsored by the Company's affiliates, or Offered Services as defined in the Private Placement Agent Agreement. Revenue is recognized over time for these services, in which the performance obligations are simultaneously provided by the Company and utilized by CDI.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition at December 31, 2023. This determination will always be subject to ongoing revaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2019.

CAPITAL DYNAMICS BROKER DEALER LLC

NOTES TO THE FINANCIAL STATEMENT (CONTINUED)

---

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was approximately $80,690, which was approximately $75,690 in excess of its minimum net capital requirement of $5,000.

3.   Exemption from Rule 15c3-3

The Company is no longer claiming exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, does not and will not carry accounts of or for customers and does not and will not carry PAB accounts. The Company's business activities are, and will remain the private placement of securities, including providing advice regarding structuring, financing, investment or divestment, and evaluation of investment alternatives.

4.   Related party transactions

The Company provides private placement agent services to CDI and receives fees for these services. Success fees amounted to $403,176 and retainer fees amounted to $144,000 for the year ended December 31, 2023.

The Company was recharged $383,977 by the Parent for sales commission expenses to registered representatives for the year ended December 31, 2023.

Pursuant to a separate agreement, (the "Agreement"), with Parent (effective March 1, 2020), the Company recognizes certain general and administrative expenses (such as rent, office expenses, and other fees) based on the terms and conditions per the Agreement. General and administrative expenses under this Agreement amounted to $12,600 for the year ended December 31, 2023. The receivables and payables from/to CDI and Parent fluctuates based on the timing of cash payments, the amount of success fees, and the intercompany recharges from CDI and Parent.

As a result of the above transactions, the Company had a net receivable of $nil and $42,142 at December 31, 2022 and 2023 respectively, and a net payable of $18,316 and $0 at December 31, 2022 and December 31, 2023 respectively.

5.   Subsequent events

Management has evaluated subsequent events through the date the financial statement was available for issuance. The Company received a capital contribution from the Parent of $100,000 on February 29, 2024.